UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

SPACEDEV, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 par value per share

(Title of Class of Securities)

846241107

(CUSIP Number)

DAVID A. GARCIA, ESQ.
Holland & Hart LLP
5441 Kietzke Lane, Second Floor
Reno, NV  89511
775.327.3000

 Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 20, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 846241107	Page 2 of 8

(1)	Name of Reporting Persons. SIERRA NEVADA CORPORATION
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) N/A

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization NAVADA

	(7)	Sole Voting Power	0
Number of Shares
Beneficially Owned	(8)	Shared Voting Power	18,642,156 (1)
by Each Reporting
Person With	(9)	Sole Dispositive Power	0

	(10)	Shared Dispositive Power	0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 18,642,156

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)	Percent of Class Represented by Amount in Row (11) 37%

(14)	Type of Reporting Person (See Instructions) CO

(1)
Includes certain shares issuable upon conversion of preferred stock or exercise of warrants and stock options.  Also takes into account provisions set forth in the Issuer’s Certificate of Incorporation limiting the number of shares issuable upon conversion of preferred stock based upon aggregate ownership limitations of certain affiliated holders.

ITEM 1.   SECURITY AND ISSUER

    This statement relates to the Common Stock, $0.0001 par value per share (the “Shares”), of SpaceDev, Inc. (the “Issuer”), and the principal executive offices of such entity are located at 13855 Stowe Drive, Poway, CA 92064.

ITEM 2.   IDENTITY AND BACKGROUND
This statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Sierra Nevada Corporation, a Nevada corporation (“SNC”).  The address of the principal business and the principal office of SNC is 444 Salomon Circle, Sparks, NV 89434.  SNC is a world-class prime systems integrator and electronic systems provider known for its rapid, innovative, and agile technology solutions.
The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of SNC is set forth on Schedule A.
During the last five years, none of SNC or any of the persons listed on Schedule A attached hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
On October 20, 2008, SNC, the Issuer and SDV Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of SNC (“Merger Subsidiary”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Subsidiary will, subject to the satisfaction or waiver of the conditions therein, merge with and into the Issuer, the separate corporate existence of Merger Subsidiary shall cease and the Issuer shall be the successor or surviving corporation of the merger (the “Merger”), and a wholly-owned subsidiary of SNC.
As an inducement to enter into the Merger Agreement, and in consideration thereof, SNC entered into (i) voting agreements with Mark N. Sirangelo, Richard B. Slansky, Scott F. Tibbits, Rockmore Investment Master Fund and Portside Growth & Opportunity Fund (the “Base Holders”), each effective as of the date of the Merger Agreement (the “Base Voting Agreements”), (ii) voting agreements with Valens Offshore SPV I, Ltd., Valens U.S. SPV I LLC and PSource Structured Debt Limited  (the “Laurus Holders”), each effective as of the date of the Merger Agreement (the “Laurus Voting Agreements”), (iii) voting agreements with The Tail Wind Fund, Ltd., Warrant Strategies, LLC, Fort Mason Partners, LP and Fort Mason Master LP (the “Time-Limited Holders”), effective as of the date of the Merger Agreement (the “Time-Limited Voting Agreements”) and (iv) voting agreements with Susan C. Benson, individually and as trustee of certain trusts, and the Space Development Institute, of which Ms. Benson is a director (the “Benson Holders” and together with the Base Holders, the Laurus Holders and the Time-Limited Holders, the “Stockholders”), each effective as of the date of the Merger Agreement, (the “Benson Voting Agreement” and, together with the Base Voting Agreements, the Laurus Voting Agreements and the Time-Limited Voting Agreements, the “Voting Agreements”).
Pursuant to the Voting Agreements, each Stockholder has granted to SNC an irrevocable proxy to, at any meeting of the stockholders of Issuer called to vote upon the Merger and the Merger Agreement, or at any adjournment thereof, or in any other circumstances upon which a vote, consent or other approval with respect to the Merger and the Merger Agreement is sought, vote and exercise all voting and related rights of such Stockholder of its beneficially held Shares (A) in favor of the adoption by Issuer of the Merger and the approval of the Merger Agreement and each of the transactions contemplated thereby and (B) against certain alternative corporate transactions, each as more fully described in the Voting Agreements.

Shared voting power with respect to the Shares owned by the Stockholders may be deemed to have been acquired through execution of the Voting Agreements.  SNC has not expended any funds in connection with the execution of the Voting Agreements.
Schedule B attached hereto contains the names and number of Shares beneficially held by each Stockholder.
The foregoing descriptions of the Merger Agreement and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the Merger Agreement, listed as Exhibit 2.1 hereto, is incorporated by reference to Exhibit 2.1 to Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 21, 2008. A copy of the form of Base Voting Agreement, listed as Exhibit 2.2 hereto, is incorporated by reference to Exhibit 10.1 to Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 21, 2008.  All other forms of Voting Agreement are attached as exhibits hereto.  The forms of Laurus Voting Agreement and Time-Limited Voting Agreement are identical in all material respects to the form of Base Voting Agreement except for (a) an additional expiration event at January 31, 2009, and (b) provisions in the Laurus Voting Agreements permitting certain transfers between related entities.  The form of Benson Voting Agreement is identical in all material respects to the Base Voting Agreement except for the inclusion of a covenant on SNC’s part upon consummation of the Merger to request substitution of certain personal guarantees applicable or potentially applicable to Susan Benson and/or to the estate of James Benson.

ITEM 4.   PURPOSE OF TRANSACTION
As described in Item 3 above, this statement is being filed in connection with the Merger Agreement and the Voting Agreements.
Upon the consummation of the Merger, (i) the Issuer will be acquired by and become a wholly-owned subsidiary of SNC and (ii) each Share will be converted into the right to receive cash in an amount calculated pursuant to on formulas contained in the Merger Agreement.
The transaction is subject to approval by the Issuer stockholders and other closing conditions.
Following the Merger, the Shares will no longer be traded on the OTC:BB, there will be no public market for the Shares, and registration of the Shares under the Exchange Act will be terminated.
Except as set forth in this Statement and in connection with the Merger described above, SNC does not have any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) Other than those Shares that may be deemed to be beneficially owned in connection with the Voting Agreements, SNC has not acquired and, for the purposes of Rule 13d-4 promulgated under the Exchange Act, does not beneficially own any Shares.
As a result of the Voting Agreements, SNC may be deemed to have the power to vote up to an aggregate of 18,642,156 Shares in favor of approval of the Merger Agreement, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, SNC may be deemed to be the beneficial owner of an aggregate of 18,642,156 Shares. All Shares that may be deemed to be beneficially owned by SNC constitute approximately 37% of the Shares outstanding as of October 20, 2008 (as represented by Issuer in the Merger Agreement and calculated in accordance with Exchange Act Rule 13d-3).
SNC is not entitled to any rights as a stockholder of Issuer as to the Shares covered by the Voting Agreements, except as otherwise expressly provided in the Voting Agreements. This Schedule 13D shall not be construed as an admission by SNC that SNC is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any shares of Issuer common stock covered by the Voting Agreements.

None of the persons named in Schedule A hereto beneficially own any Shares apart from any beneficial interest reported by SNC hereunder.
(c) Except for the Merger Agreement and the Voting Agreements described above, to the knowledge of SNC, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).
(d) To the knowledge of SNC, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer reported herein.
(e) Inapplicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except for the Merger Agreement and the Voting Agreements described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements. Except as set forth above and as further described below, SNC does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Issuer, including, but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 2.1
Agreement and Plan of Merger, dated as of October 20, 2008, among Sierra Nevada Corporation, SDV Acquisition Corp. and SpaceDev, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by SpaceDev, Inc. with the SEC on October 21, 2008).

Exhibit 2.2
Form of Voting Agreement and Irrevocable Proxy, effective as of October 20, 2008, among Sierra Nevada Corporation and the Base Holders (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by SpaceDev, Inc. with the SEC on October 21, 2008).

Exhibit 2.3	Form of Voting Agreement and Irrevocable Proxy, effective as of October 20, 2008, among Sierra Nevada Corporation and the Laurus Holders.
Exhibit 2.4	Form of Voting Agreement and Irrevocable Proxy, effective as of October 20, 2008, among Sierra Nevada Corporation and the Time-Limited Holders.
Exhibit 2.5	Form of Voting Agreement and Irrevocable Proxy, effective as of October 20, 2008, among Sierra Nevada Corporation and the Benson Holders.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2008	SIERRA NEVADA CORPORATION

By: /s/ Eren Ozmen
Eren Ozmen, Secretary and Treasurer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF SNC CORPORATION

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Sierra Nevada Corporation (“SNC”), are set forth below. Each director’s or executive officer’s business address is 444 Salomon Circle, Sparks, NV 89434. Each occupation set forth opposite an individual’s name refers to SNC and each of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation Including Name and Address of Employer

Eren Ozmen	Chairwoman of the Board of Directors, Chief Financial Officer, Secretary and Treasurer

Fatih Ozmen	President, Chief Executive Officer and Director

SCHEDULE B

            The following information is based upon holdings information set forth by the applicable holders in the voting agreements or provided by the Issuer.

Stockholder	Shares Beneficially Owned	Notes
Mark N. Sirangelo	2,142,500	(1)
Richard B. Slansky	2,237,886	(2)
Scott F. Tibbits	1,909,807
Rockmore Investment Master Fund	145,135	(3)
Portside Growth & Opportunity Fund	162,422	(4)
Valens Offshore SPV I, Ltd.	3,765,296	(5)
Valens U.S. SPV I LLC	38,209
PSource Structured Debt Limited	1,076,203	(6)
The Tail Wind Fund, Ltd.	274,892	(7)
Warrant Strategies Fund, LLC	150,595	(8)
Fort Mason Partner LP	3,356	(8)
Fort Mason Master LP	51,748	(8)
Susan C. Benson	6,684,107	(9)
__________________________________________________

(1)   Represents 1,900,000 Shares issuable upon exercise of vested options and 242,500 shares held by The Quanstar Group LLC in which Mr. Sirangelo has an indirect interest.
(2)   Includes 2,125,000 Shares issuable upon exercise of vested options.
(3)   Represents 75,315 Shares issuable upon conversion of outstanding Series D-1 Preferred Stock and 69,820 Shares issuable upon exercise of an outstanding warrant.
(4)   Represents Shares issuable upon conversion of outstanding Series D-1 Preferred Stock.
(5)   Includes 887,697 shares issuable upon conversion of outstanding preferred stock and excludes 3,292,549 shares otherwise issuable upon conversion of outstanding preferred stock but for certain conversion limitations imposed based on the collective holdings of Valens Offshore SPV I, Ltd. and its affiliates (including Valens U.S. SPV I LLC and PSource Structured Debt Limited).
(6)   Includes 1,076,203 shares issuable upon exercise of outstanding warrants and excludes 531,451 shares otherwise issuable upon conversion of outstanding Series D-1 Preferred Stock but for certain conversion limitations imposed based on the collective holdings of PSource Structured Debt Limited and its affiliates (including Valens Offshore SPV I, Ltd. and Valens U.S. SPV I LLC).
(7)   Represents 142,643 Shares issuable upon conversion of outstanding Series D-1 Preferred Stock and 132,249 Shares issuable upon exercise of an outstanding warrant.
(8)   Represents Shares issuable upon exercise of an outstanding warrant.
(9)   Includes 2,800,000 Shares held by the Susan C. Benson Trust Separate Property Trust and 1,121,700 Shares held by the James W. Benson Revocable Trust, for each of which Ms. Benson acts as a trustee, and 289,413 Shares held by the Space Development Institute, of which Ms. Benson is a director.